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SEC 1745 (12-02)


        UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549


                          SCHEDULE 13G

            Under the Securities Exchange Act of 1934

                       (Amendment No. 5)*

                      LIFETIME BRANDS, INC.
                        (Name of Issuer)

             Common Stock, par value $0.01 per share
                    (Title of Class of Securities)

                           531926103
                         (CUSIP Number)

                        November 23, 2005
        (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:


  [   ] Rule 13d-l(b)
  [ X ] Rule 13d-l(c)
  [   ] Rule 13d-l(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP No. 531926103


   1. Names of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only).

                Craig Phillips



   2. Check the Appropriate Box if a Member of a Group (See Instructions)

      (a)

      (b)


   3. SEC Use Only


   4. Citizenship or Place of Organization

      United States


Number of      5. Sole Voting Power: 820,842
Shares Bene-
ficially by    6. Shared Voting Power:   -0-
Owned by Each
Reporting      7. Sole Dispositive Power:  820,842
Person With:
               8. Shared Dispositive Power:   -0-


   9. Aggregate Amount Beneficially Owned by Each Reporting
      Person:
       820,842

   10. Check if the Aggregate Amount in Row (9) Excludes Certain
       Shares (See Instructions)

   11. Percent of Class Represented by Amount in Row (9)
       6.4 % (1)

   12. Type of Reporting Person:  IN


(1) Based on 12,918,645 shares of Common Stock outstanding as of November 23, 2005 (including 233,000 shares issued pursuant to the exercise of an over-allotment option), as disclosed in the prospectus filed pursuant to rule 424b1 with the Securities and Exchange Commission on November 21, 2005.



Item 1.

  (a)  Name of Issuer
       Lifetime Brands, Inc.

  (b)  Address of Issuer's Principal Executive Offices
       One Merrick Avenue
       Westbury, New York 11590

Item 2.
  (a)  Name of Person Filing
       Craig Phillips

  (b) Address of Principal Business Office or, if none, Residence Lifetime Brands, Inc., One Merrick Avenue, Westbury, New
        York 11590.

  (c)  Citizenship
       United States

  (d)  Title of Class of Securities
       Common Stock, par value $0.01 per share.

  (e)  CUSIP Number
       531926103

Item 3. If this statement is filed pursuant to 240.13d-l(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)    [   ]   Broker or dealer registered under section 15 of
       the Act (I5 U.S.C. 78o).

(b)    [   ]   Bank as defined in section 3(a)(6) of the Act (15
       U.S.C. 78c)

(c)    [   ]   Insurance company as defined in section 3(a)(19)
       of the Act (15 U.S.C. 78c).

(d)    [   ]   Investment company registered under section 8 of
       the Investment Company Act of 1940 (I 5 U.S.C 80a-8).

(e)    [   ]   An investment adviser in accordance with 240.13d-
       l(b)(1)(ii)(E);

(f)    [   ]   An employee benefit plan or endowment fund in
       accordance with 240.13d-l(b)(1)(ii)(F);

(g)    [   ]   A parent holding company or control person in
       accordance with  240.13d-l(b)(1)(ii)(G);

(h)    [   ]   A savings associations as defined in Section 3(b)
       of the Federal Deposit Insurance Act (12 U.S.C. 1813)

(i)    [   ]     A church plan that is excluded from the
       definition of an investment company under section
       3(c)(14) of the Investment Company Act of 1940 (15 U.S.C.
       80a-3);

(j)    [   ]   Group, in accordance with 240.13d-l(b)(1)(ii)(J)

Not Applicable

Item 4. Ownership.

The following sets forth in tabular format the share ownership of the Reporting Persons:

Provide the following information regarding the aggregate  number
and   percentage  of  the  class  of  securities  of  the  issuer identified in Item 1.

  (a)  Amount beneficially owned:
       820,842

   *  Consists of (i) 748,614 shares owned directly by Craig
      Phillips, (ii) 28,278 shares held by an irrevocable trust for the benefit of Craig Phillips and (iii) 43,950 shares issuable upon the exercise of options which are exercisable within 60 days.

  (b)  Percent of class:
          6.4%

  (c) Number of shares as to which the person has:
     (i)  Sole power to vote or to direct the vote:
          820,842 shares

    (ii)  Shared power to vote or to direct the vote:
          Not Applicable

   (iii)  Sole power to dispose or to direct the disposition of :
          820,842 shares

    (iv)  Shared power to dispose or to direct the disposition of:
          Not Applicable


Item 5.   Ownership of Five Percent or Less of a Class

If  this statement is being filed to report the fact that  as  of the  date  hereof  the  reporting person has  ceased  to  be  the beneficial  owner  of  more than five percent  of  the  class  of
securities, check the following [   ].

Not Applicable


Item  6.    Ownership  of  More than Five Percent  on  Behalf  of
Another Person.

Not Applicable


Item 7.   Identification and Classification of the Subsidiary
     Which Acquired the Security Being Reported on By the Parent
     Holding Company

Not Applicable


Item 8.   Identification and Classification of Members of the
Group

Not Applicable


Item 9.   Notice of Dissolution of Group

Not Applicable


Item 10.   Certification

By signing below I certify that, to file best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                            SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




February 6, 2006
  Date



/s/ Craig Phillips
 Craig Phillips